SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-36625

CyberArk Software Ltd.
(Translation of registrant’s name into English)

CyberArk Software Ltd.
94 Em-Ha’moshavot Road
Park Ofer, P.O. Box 3143
Petach Tikva 4970602, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On May 7, 2015, CyberArk Software Ltd. (the “Company”), issued a press release entitled “CyberArk Announces Strong First Quarter 2015 Results” A copy of this press release is furnished as Exhibit 99.1 herewith.

Other than as indicated below, the information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The U.S. GAAP financial information contained in (i) the consolidated balance sheets, (ii) consolidated statements of operations and (iii) consolidated statement of cash flows included in the press release attached as Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333- 202850 and 33-200367).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERARK SOFTWARE LTD.

Date: May 7, 2015	By:	/s/ Joshua Siegel
Name: Joshua Siegel
Title: Chief Financial Officer

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EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press release entitled “CyberArk Announces Strong First Quarter 2015 Results.”

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